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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                           For the month of April 2007

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  (Check One) Form 20-F [X]   Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                  (Check One) Yes       [ ]   No        [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

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                 BACHOCO UPDATES NAME ON NYSE AND EDGAR DATABASE

    CELAYA, Mexico, April 13 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company") (NYSE: IBA, BMV: Bachoco B), Mexico's leading producer and processor of poultry products, today announced that by operation of law and an amendment to an Article of one of the Company's by-laws, and as approved at the extraordinary shareholders' meeting held on November 23, 2006, the Company's corporate name has been modified to Industrias Bachoco S.A.B. de C.V.

    The modification of the Company's name became effective in Mexico on April 2, 2007, and will be updated on the NYSE listing and on the EDGAR system on April 13, 2007.

    There will be no change in the Company's listing symbols or the Company's CUSIPs or other identification numbers for the Company's outstanding securities.

    Company Description

    Industrias Bachoco S.A.B. de C.V. is Mexico's leading producer and processor of poultry products with over 600 production and distribution facilities throughout the country. The Company is also Mexico's second largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry in Mexico. The Company posted net sales of US$1.4 billion for 2006 divided among the Company's four main product lines as follows: 77.6% chicken and chicken-related products, 9.2% table eggs, 9.0% balanced feed, and 4.2% swine and other lines.

    Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents twelve Series B Shares. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

    This press release may contain statements, which constitute forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of the Company, its directors, or its officers with respect to the future operating performance of the Company. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Important factors that could cause such differences are described in the Company's periodic filings with the Securities and Exchange Commission.

    IR contacts:
    Daniel Salazar F., CFO
    Claudia Cabrera, IRO
    IR Department
    011 52 (461) 61-835-55
    inversionistas@bachoco.net

    In New York
    Rachel Levine
    646-284-9439
    fax: 646-284-9494
    rlevine@hfgcg.com

    www.bachoco.com.mx

SOURCE  Industrias Bachoco, S.A.B. de C.V.
    -0-                             04/13/2007
    /CONTACT: Daniel Salazar F., CFO, or Claudia Cabrera, IRO, IR Department, both of Industrias Bachoco, +011-52-461-61-835-55, inversionistas@bachoco.net; or in New York, Rachel Levine, +1-646-284-9439, or fax, +1-646-284-9494,
rlevine@hfgcg.com , for Industrias Bachoco/
    /Web site:  http://www.bachoco.com.mx /

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Industrias Bachoco, S.A. de C.V.
                                             (Registrant)


Date: April 13, 2007                         By  /s/ Daniel Salazar Ferrer, CFO